Exhibit 99.1

TSX: GPR | NYSE American: GPL

NEWS RELEASE

November 8, 2019 - For Immediate Release

Great Panther Reports Fatal Accident at its San Ignacio Mine in Mexico

GREAT PANTHER MINING LIMITED (NYSE American: GPL; TSX: GPR) (“Great Panther”, the “Company”) deeply regrets to report that a fatal accident involving a contractor’s employee occurred in the afternoon of November 8, 2019 due to an isolated rock fall at the San Ignacio underground mine (the “San Ignacio Mine”), which forms part of the Guanajuato Mine Complex in Mexico.

The employee’s family and appropriate government and local authorities have been notified and an investigation into the accident has been initiated to determine the cause. Operations at the area of the accident have been temporarily suspended. While the area where the accident occurred has been closed for investigation, the rest of the San Ignacio Mine producing areas remain unaffected.

“We are deeply saddened by the loss of one of our colleagues and our thoughts and prayers are with his family and friends”, stated Jeffrey Mason, Interim President and CEO. “We will commit all available resources to determine the cause of this accident so that we can work to prevent such a tragedy from occurring again. Any necessary steps to prevent the recurrence of such accidents will be taken immediately.”

Great Panther is committed to providing a safe work environment by eliminating or minimizing identified safety and health hazards. Consequently, safety procedures are being reviewed and reinforced to ensure safety remains the top priority across all operations.

ABOUT GREAT PANTHER

Great Panther Mining Limited is an intermediate gold and silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL. Great Panther operates three mines including the Tucano Gold Mine in Amapá State, Brazil, and two primary silver mines in Mexico: the Guanajuato Mine Complex and the Topia Mine. Great Panther also owns the Coricancha Mine in Peru and, having executed a successful bulk sample mining program in accordance with the May 2018 PEA for the project restart, the Company is establishing the conditions under which a restart of production can be implemented.

For more information, please contact:

Alex Heath, CFA

Director, Corporate Development & Investor Relations

Toll free:	1 888 355 1766
Tel:	+1 604 638 8956

aheath@greatpanther.com

www.greatpanther.com

1330 - 200 Granville Street | Vancouver, Canada V6C 1S4 | greatpanther.com	2